Form 51-102F3
Material Change Report

Item 1	Name and Address of Company

Harry Winston Diamond Corporation
P.O. Box 4569, Station A
Toronto, Ontario
M5W 4T9

Item 2	Date of Material Change

July 23, 2010.

Item 3	News Release

A news release with respect to the material change referred to in this report was issued in Toronto, Ontario via Marketwire on July 23, 2010. A copy of the press release has been filed on SEDAR and is available at www.sedar.com.

Item 4	Summary of Material Change

On July 23, 2010, Harry Winston Diamond Corporation (“Harry Winston”) announced that it had reached an agreement in principle to purchase from Kinross Gold Corporation (“Kinross”) its 9% indirect interest in the Diavik Joint Venture for aggregate consideration of approximately US$220 million. The Diavik Joint Venture is an unincorporated joint arrangement between Diavik Diamond Mines Inc. (“DDMI”) (60%) and Harry Winston Diamond Limited Partnership (“HWDLP”) (40%).

Item 5	Full Description of Material Change

On July 23, 2010, Harry Winston announced that it had reached an agreement in principle to purchase from Kinross its 9% indirect interest in the Diavik Joint Venture (representing Kinross’s direct 22.5% interest in HWDLP) for aggregate consideration of approximately US$220 million. The Diavik Joint Venture is an unincorporated joint arrangement between DDMI (60%) and HWDLP (40%). Kinross also announced on July 23, 2010 that it had reached an agreement to sell its existing holding of approximately 15 million common shares of Harry Winston to a group of financial institutions through a block trade transaction.

The aggregate purchase price for Kinross’s 22.5% interest in HWDLP will be satisfied by the payment of US$50 million in cash, payable at closing, the issuance to Kinross of approximately 7.1 million treasury Harry Winston common shares and the issuance to Kinross of a promissory note in the amount of US$70 million, maturing 12 months from the date of closing. The note will bear interest at a rate of 5% per annum and can be repaid in cash or, subject to certain limitations, treasury common shares issued by Harry Winston to Kinross.

The completion of the transaction with Kinross is subject to execution of definitive binding documentation, as well as the approval of the Boards of both Harry Winston and Kinross, the receipt of all required third party consents, the receipt of required regulatory approvals (including the approval of the Toronto Stock Exchange) and other customary conditions of closing.

Upon completion of the transaction with Kinross, Harry Winston will have acquired from Kinross its 22.5% interest in HWDLP (reinstating Harry Winston’s interest in the Diavik Joint Venture to 40%) and Kinross will own approximately 8.5% of the outstanding common shares of Harry Winston.

The transaction with Kinross was agreed to when Kinross had entered into an agreement to dispose of its existing common shares in Harry Winston, and was negotiated on an arm’s length basis. The transaction was approved at a meeting of the board of directors of Harry Winston from which the Kinross representative recused himself. The transaction would, in any event, be exempt from the valuation and minority approval requirements of Multilateral Instrument 61-101 on the basis of the exemptions provided therefrom under Section 5.5(a) and Section 5.7(1)(a).

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Beth Bandler, Senior Vice-President & General Counsel
Telephone: (416) 205-4371

Item 9	Date of Report

August 3, 2010.

HARRY WINSTON DIAMOND CORPORATION

By:	(signed) “Beth Bandler”
Name: Beth Bandler
Title: Senior Vice-President & General Counsel